1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
April 9, 2026	www.integraresources.com

INTEGRA LAUNCHES LARGEST DRILL PROGRAM IN ITS HISTORY: 50,000-METER EXPANDED PROGRAM TARGETING RESOURCE GROWTH, MINE LIFE EXTENSION AND ADVANCED ENGINEERING AT FLORIDA CANYON, DELAMAR AND NEVADA NORTH

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce the launch of a 50,000-meter drill program (the "2026 Drilling Program") across its Nevada and Idaho portfolio, marking the largest gold-focussed exploration campaign in the Company's history.

Highlights:

  42,500 meters of drilling planned at the gold producing Florida Canyon Mine (the "Florida Canyon Mine" or "Florida Canyon"), focused on near-mine oxide gold targets and the nearby past-producing Standard Mine area.
  5,500 meters of development and resource conversion drilling planned at the Nevada North Project (Wildcat Deposit), supporting a future pre-feasibility study and resource growth.
  2,500 meters of advanced engineering drilling at the DeLamar Gold-Silver Project (the "DeLamar Project" or "DeLamar") to support future development of one of the largest and most advanced undeveloped heap leach gold-silver projects in the Great Basin.
  The 2026 Drilling Program is designed to expand mineral resources, extend mine life, and unlock additional value across Integra's portfolio.
  Initial drill results are expected in summer 2026 and will continue throughout the year.

The 2026 Drilling Program marks an important investment in Integra's evolution as both a gold producer and an exploration-driven growth company, with drilling designed to expand mineral resources, extend mine life, and collect key engineering, metallurgical, and hydrogeological data to support future mine development.

George Salamis, President, CEO and Director of Integra commented: "The launch of our 2026 Drilling Program marks an exciting moment for Integra and its shareholders as we return to the drill bit in a meaningful way, to focus on resource growth and potential discoveries. This is high-return, infrastructure-led drilling. Much of the drilling will be focused on targets located near existing mining infrastructure, where success can be rapidly converted into production. With Florida Canyon now generating strong cash flow, we are reinvesting into high-impact drilling across our portfolio. This program is designed to deliver near-term resource growth, extend mine life, and unlock additional value from infrastructure already in place. We see meaningful upside at Florida Canyon in particular, where exploration success can translate directly into production and cash flow.

With strong gold prices and extensive mining infrastructure already in place, exploration success has the potential to translate directly into additional resources, extended mine life, shared synergies between assets and long-term value creation for our shareholders."

Overview

The 2026 Drilling Program will focus on three cornerstone gold assets within Integra's portfolio:

  Florida Canyon Mine, Nevada - near-mine and regional exploration targeting oxide gold opportunities surrounding existing infrastructure, in addition to targeting and defining low grade stockpiled rock.
  Nevada North Project (Wildcat Deposit), Nevada - exploration, development and resource conversion drilling to support the upcoming pre-feasibility study.
  DeLamar Project, Idaho - advanced engineering-focused drilling in preparation for future mine development.

The 2026 Drilling Program represents the next phase in Integra's multi-year strategy aimed at unlocking additional value across its portfolio of gold-silver assets in the Great Basin.

Nevada Exploration Programs

Florida Canyon Mine

The 2026 Drilling Program at Florida Canyon consists of approximately 42,500 meters of reverse circulation ("RC") and core drilling. Exploration activities include 9,000 meters focused on testing new gold targets identified around the Florida Canyon and Standard Mine areas (collectively, the "Florida Canyon Property") and 33,500 meters focused on resource development at the Florida Canyon Mine Property.

Drilling has already commenced and is expected to conclude in Q4 2026, with initial results anticipated during the summer of 2026. Portions of the program will also support the updated Florida Canyon feasibility study and 43-101 technical report, expected to be completed in the third quarter of 2026. Exploration activities will focus on three key opportunities across the Florida Canyon Property.

Opportunity 1: Underexplored Extensions of Florida Canyon Gold Mineralization (2,300 meters)

Analysis of historical data and exploration work completed in 2025 identified several areas within the current Florida Canyon Mine Plan of Operations with significant exploration upside. These targets have the potential to provide near-term oxide gold ounces that could be processed using existing heap leach infrastructure.

Key objectives include:

  Testing the Radio Tower South area, where sparse historical drilling intersected favorable near-surface oxide gold mineralization close to existing processing infrastructure.
  Testing for undiscovered gold mineralization along the range-front fault, a structural feature known to locally control gold mineralization within active pits at Florida Canyon.
  Expanding gold mineralization south of current mining operations.

Figure 1 - Florida Canyon Mine Property:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/04/FCM-Fig-1-Plan-Figure-2026-04-01.pdf

Opportunity 2: Standard Mine Area Targets (6,000 meters)

Exploration drilling in the past-producing Standard Mine area, located 6 kilometers ("km") south of Florida Canyon, will target large volumes of historical gold-mineralized backfill and low-grade gold mineralized waste material that were previously considered below the mining cut-off grade in a significantly lower gold price environment over a decade ago. These areas represent a near-term opportunity to increase mineral resources in proximity to existing mining and processing infrastructure.

Key objectives include:

  Evaluating gold grades and continuity within historical backfilled pits and gold mineralized waste material.
  Collecting material for metallurgical testing.
  Identifying potential heap-leachable material that may not require blasting, improving operational flexibility.

A similar exploration strategy was successfully applied at the Company's DeLamar Project in Idaho in 2022, where drilling of historical stockpiles and backfill areas ultimately resulted in the addition of a significant quantity of heap-leachable gold-silver mineralized material, and mine life in the feasibility study, to the DeLamar Project's mineral resource.

In addition to historical backfill targets, drilling will also test in-situ exploration gold targets in the Standard Mine area identified through historical drilling and surface geochemistry.

Key objectives include:

  Follow-up drilling at the High Standard target, situated 0.5 km east of the Standard Mine area, where historical drilling suggests favorable near-surface gold grades.
  Testing a large surface geochemical gold anomaly east of previous mining operations, identified through geologic mapping and geochemical sampling.

Successful exploration results in these zones have the potential to meaningfully increase future mineral resources and reserves at the Florida Canyon Property.

Figure 2 -Exploration Targets at Florida Canyon and Standard Properties with Soil Gold Geochemistry:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/04/FCM-Fig-2-Soil-Geochem-2026-04-01.pdf

Opportunity 3: Greenfield Exploration Targets (1,100 meters)

Historical data compilation, geochemical sampling, geophysical surveys, geological mapping, and VRIFY artificial intelligence-assisted ("AI") targeting completed in 2025 generated several previously undrilled exploration targets across the Florida Canyon Property. Initial drilling of select targets is planned for 2026, pending permit approval.

Key objectives include:

  Testing priority greenfield targets, a number aided by data generated by VRIFY AI, that may represent new zones of gold mineralization in proximity to Florida Canyon infrastructure.
  Collecting additional geochemical and geophysical data to support future exploration targeting.

Exploration drilling outside of current mine operations has been limited in recent years under previous ownership and lower gold prices. Based on available data, several targets across the property have little or no historical drilling, presenting compelling exploration opportunities.

Figure 3 - Florida Canyon Mine VRIFY AI Generated Greenfield Exploration Targets:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/04/FCM-Fig-3-Targets-2026-04-01.pdf

Nevada North Project - Wildcat Deposit

Upon approval of the Exploration Plan of Operations, expected in Q2 2026, the Company anticipates commencing drilling at the Wildcat Deposit within the Nevada North Project.

The planned program includes:

  Approximately 500 meters of core drilling for metallurgical, geotechnical and geochemical testing.
  Approximately 5,000 meters of resource conversion drilling, to support the pre-feasibility study.
  Additional exploration drilling targeting extensions of known gold mineralization and regional exploration targets identified using VRIFY AI.

Data collected from drilling in 2026 is expected to support a planned pre-feasibility study targeted for completion in early 2027.

Figure 4 - Wildcat Property Location Map:

https://wp-integraresources-2024.s3.ca-central-1.amazonaws.com/media/2026/04/FCM-Fig-4-FCM-WC-Property-Locations-2026-04-01.pdf

Idaho Exploration Program

DeLamar Project

Drilling at the DeLamar Project during the 2026 field season will focus on advanced engineering work in preparation for future project development. The program is expected to include approximately 2,500 meters of drilling dedicated to collecting metallurgical and geotechnical data required for detailed engineering of the DeLamar Project in preparation for construction, once all applicable federal, state and local permits are obtained.

2026 Drilling Program Timing

The exploration drilling program at Florida Canyon is expected to continue through Q4 2026, with initial results anticipated during summer 2026. Drilling at Nevada North (Wildcat Deposit) is scheduled to commence late Q2 2026 and will be completed by Q4 2026. Drilling at DeLamar is scheduled to commence in Q2 of this year and will be completed by Q4 2026.

The 2026 Drilling Program forms an important component of Integra's broader strategy of maximizing value from its portfolio of high-quality assets through disciplined capital allocation, operational excellence, and targeted exploration.

Building a Growth-Oriented Great Basin Gold Platform

With the acquisition of the Florida Canyon Mine, Integra successfully transitioned into a gold producer while maintaining a strong pipeline of development and exploration assets across the Great Basin, totaling over 10 million ounces of gold-equivalent in this premier mining jurisdiction.

The 2026 Drilling Program represents a renewed focus on unlocking exploration upside across the Company's portfolio, while continuing to generate cash flow from operations. By advancing development at DeLamar, progressing technical work at Nevada North, and identifying additional mineralization at Florida Canyon, Integra aims to grow production, expand resources, extend mine life and de-risk projects across its portfolio of high-quality heap leach assets in Nevada and Idaho. This strategy positions Integra to deliver long-term value through a combination of operating cash flow, disciplined project development, and targeted exploration success.

About Integra

Integra is a growing precious metals producer in the Great Basin of the western United States. The Company is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is advancing its flagship development-stage heap leach projects: the DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada.  Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Michael J. Murenbeeld, American Institute of Professional Geologists ("AIPG") CPG-12233, Integra's Manager Geology and Exploration. Mr. Murenbeeld is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Forward Looking Statements

Certain information set forth in this news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: statements regarding the timing, scope, and objectives of the 2026 Drilling Program; the potential to expand mineral resources and reserves, extend mine life, optimize mine planning, and maximize project value, as well as the anticipated timing of results and an updated feasibility study and technical report for Florida Canyon; the anticipated timing and results of  a pre-feasibility study and technical report for Nevada North; anticipated advancement of the Company's projects and future exploration prospects; the future price of metals; government regulation of mining operations; and future growth potential of the Company's projects. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.